NO ACT

DE 2-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10011718

April 12, 2010

David S. Cupps
Senior Vice President, General Counsel and Secretary
Abercrombie & Fitch Co.
720 Fifth Avenue
New York, NY 10019

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-12-10

Re: Abercrombie & Fitch Co.
Incoming letter dated February 16, 2010

Dear Mr. Cupps:

This is in response to your letters dated February 16, 2010, March 2, 2010, and April 2, 2010 concerning the shareholder proposal submitted to Abercrombie by F&C Management Ltd. We also have received a letter from the proponent dated March 30, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Pat Miguel Tomaino
Senior Analyst, Governance & Sustainable Investment
F&C Management Ltd.
265 Franklin Street
16th Floor
Boston, MA 02110

April 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abercrombie & Fitch Co.
Incoming letter dated February 16, 2010

The proposal requests that the board adopt and disclose a code of vendor conduct based on ILO standards, establish an independent monitoring process, and prepare an annual report on adherence to the code.

We are unable to concur in your view that Abercrombie may exclude the proposal under rule 14a-8(d). We note in particular that Abercrombie did not provide its notice of a deficiency within the time period specified by rule 14a-8(f). In addition, the proposal does not appear to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

We are unable to concur in your view that Abercrombie may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Abercrombie may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Abercrombie's policies, practices and procedures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EST. 1892
Abercrombie
& Fitch
NEW YORK

2010 APR -5 PM 4:15
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via E-Mail and FedEx
shareholderproposals@sec.gov

April 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response of Abercrombie & Fitch Co. to F&C Management Ltd.'s Response Letter dated March 30, 2010

Ladies and Gentlemen:

On February 16, 2010, Abercrombie & Fitch Co. (the "Company" or "Abercrombie") filed with Securities and Exchange Commission (the "Commission") a "Notice of Intention to Omit Shareholder Proposal Submitted by F&C Management Ltd." ("Notice"). A copy of the Notice was also delivered to F&C Management Ltd. ("F&C") by e-mail and overnight courier.

On March 31, 2010, more than 40 days after Abercrombie's initial filing, F&C provided Abercrombie with a copy of its response to the Notice. That response was dated March 30, 2010 ("F&C Response").

Although we believe F&C's misinterpretation of "as soon as possible" under Rule 14a-8(k) reflects a lack of respect for the Company and the Commission's stockholder proposal rules, Abercrombie is providing this supplement to its Notice in order to address some of the statements made by F&C in the F&C Response. A copy of this response has also been provided to F&C via e-mail and overnight courier.

The original Notice provided ample support to allow the Company to exclude the F&C proposal based upon any of the following grounds:

(1) The F&C proposal exceeded 500 words and F&C failed to correct the error even after being provided notice and an opportunity to correct it.

(2) The Company had already substantially implemented the proposal.

(3) The proposal relates to the ordinary business operations of the Company.

It is not our intent to repeat what we have already stated in our Notice; the Staff has our Notice and should review it in the context of this supplement.

In addressing its error in failing to correct its proposal to meet the strict 500 word limit, F&C is suggesting that the Commission adopt an exception that would allow a "widely-known acronym, of reasonable length" to be counted as one word. They cite "ILO" as widely known in support of their request for an exception. We believe few, if any, of our stockholders would know what the acronym ILO means. Moreover, allowing such an exception would create significant confusion as proponents and issuers argue over what is "widely-known" as well as what constitutes "reasonable length."

F&C also cites as support a "descriptive" test contained in Staff Legal Bulletin No. 14 (Jul. 13, 2001). No such test exists. What item C.2.a states in SLB No. 14 is the opposite:

> "Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation."

The words in question are clearly used to urge and influence the action to be taken by the Company's stockholders. Where words such as "whereas," "resolved," and symbols such as "&" are counted as words, it only makes sense that words of substantive meaning which encompass the entire proposal, are included.

In our Notice, we describe in detail the measures the Company has already taken in disclosing to its stockholders and the general public not only the substance of the proposal, but also information about the Company's policies with respect to "Diversity and Inclusion," "Human Rights," "Philanthropy" and "Sustainability." These policies and information about them are all available from the front page of the Company's website under a link titled "A&F CARES." Supplementally, we note that the Company has recently updated its "A&F CARES" website to include a more detailed description of its Code of Conduct under the "Human Rights" tab. Specifically, the Company added the following language as a click-through on the bullet points under "Code of Conduct" (the new language is italicized):

- Child Labor
    - *Abercrombie will not tolerate the use of child labor by its vendors. 'Child labor' is defined as the employment of persons younger than the age of 14, the local legal minimum working age, or the local legal age for compulsory education, whichever is higher (i.e. employees under legal age).*
- Involuntary (Forced) Labor
    - *Abercrombie will not tolerate the use of convict, indentured, slave, bonded, or other forced involuntary labor, either directly or indirectly, by its vendor, or by any subcontractors utilized by its vendors.*
- Harassment or Abuse
    - *Vendors shall treat each of their employees with respect and dignity. None of Abercrombie's vendors' employees shall be subject to any physical, sexual, psychological or verbal harassment or abuse.*
- Compensation
    - *Wages and benefits must be in conformity with the minimum wage prescribed by local law or the prevailing local industry wage or whichever is higher. Workers must be*

provided with benefits and overtime compensation that conform to the better of applicable local law or prevailing local industry standards.

- Age Documents & Hours
  - *Vendors must have documentation proving employees' age and restrict working hours for juveniles and pregnant women as prescribed by local law.*
- Non-Discrimination
  - *Vendors must employ workers on the basis of their ability to perform the requisite tasks, and not on the basis of their personal characteristics or beliefs.*
- Laws and Workplace Regulations
  - *Vendors' workplace policy must adhere to all local laws and Abercrombie's code of conduct.*
- Freedom of Association
  - *Vendors must recognize and respect the legal rights of employees to free association. Vendors must not threaten, penalize, restrict, or interfere with employees' lawful efforts to organize or join associations of their choosing.*
- Health and Safety
  - *Vendors must provide workers with a safe, clean, and healthy working environment, living and eating facilities (where applicable), which comply with all relevant local laws and regulations.*
- Hours of Work/Overtime
  - *Employee work hours must be reasonable and in compliance with local laws and standards with no regularly scheduled work weeks in excess of 60 hours (or lower if prescribed by local law or local industry standards).*

Abercrombie did not add this language in response to F&C's proposal; rather, it was added as part of an on-going effort by the Company to review and supplement the A&F CARES website. We do not believe the added language is in any way determinative of the Company's argument under Rule 14a-8(i)(10), because the Company had substantially implemented F&C's request prior to the addition of such language. We do believe, however, that the new language is further evidence of substantial implementation.

To determine whether the Company has already substantially implemented the proposal, the Commission looks to whether the relevant policies, practices and procedures of the Company compare favorably with what would be achieved under the proposal. In addition, the Staff has consistently allowed the exclusion of proposals where a company already has policies and procedures in place relating to the subject matter of the proposal.

The Company already has the policies and procedures in place and has widely disclosed them. While the policies and procedures may not be 100% of what F&C wants, they clearly compare favorably.

The arguments raised above by F&C all focus on F&C's assertion that the Company did not adopt the exact policies, practices and procedures outlined in the F&C proposal. Which leads us into the third reason why the proposal can be excluded.

When faced with the exclusion of its proposal for "micro managing" the Company, F&C back pedals and now states:

"The Proposal does not prescribe a particular policy, monitoring process or reporting format. The Proposal makes reference to the ILO standards not as specific policy prescriptions, but as widely-recognized labor standards that the Company should take account of in a policy of its choosing."

This statement by F&C fully supports the position taken by the Company that it has already substantially implemented the proposal.

While F&C never raised the issue in its correspondence with the Company nor in its proposal, it now states the proposal "raises significant policy issues." As stated in our original Notice, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies. *See* 1998 Release and Staff Legal Bulletin No. 14E (Oct. 27, 2009). It is clear that the F&C proposal relates only to the Company's internal business operations.

For the reasons listed in our Notice and this supplement, we ask that the Staff concur that the Company may exclude the F&C proposal.

* * *

We would appreciate a response from the Staff with respect to our no-action request in the Notice as soon as practicable so that the Company can meet its printing and mailing schedule for the proxy materials for the 2010 Annual Meeting. If you have any questions with respect to the foregoing, please contact me at (614) 765-4281.

Very truly yours,

Abercrombie & Fitch Co.



David S. Cupps
Senior Vice President, General Counsel and Secretary

cc: Elizabeth Turrell Farrar
Vorys, Sater, Seymour and Pease LLP
etfarrar@vorys.com

Ronald A. Robins, Jr. (Rocky) – Abercrombie & Fitch Co.
rocky_robins@abercrombie.com

Mr. Pat Miguel Tomaino
Senior Analyst, Governance & Sustainable Investment
F&C Management Ltd.
265 Franklin Street, 16th Floor
Boston, MA 02110
Email: pat.tomaino@fandc.com
Fax: (617) 426-3433



F&C Management Ltd.
265 Franklin Street
16th Floor.
Boston, MA 02110

Telephone 617 426 9050
Facsimile 617 426 3433

March 30, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Response to Notice of Intention to Omit Shareholder Proposal made by Abercrombie & Fitch Co.

Ladies and Gentlemen:

I am writing on behalf of F&C Management Ltd ("F&C") in response to the stated intent of Abercrombie & Fitch Co. (the "Company" or "Abercrombie") to omit F&C's shareholder proposal (the "Proposal") from the Company's 2010 proxy materials.

On January 6, 2010, F&C submitted the Proposal for inclusion in Abercrombie's 2010 proxy materials. After additional correspondence, the Company expressed its intent to omit the Proposal in a February 16, 2010 letter to the Securities & Exchange Commission (the "Commission.")

In its letter, the Company cited three grounds for exclusion, which are addressed separately below. We thank the staff of the Division of Corporate Finance (the "Staff) for considering F&C's response, and respectfully request that the Staff reject the grounds for exclusion proposed by the Company.

I. Length of the Proposal - Rule 14a-8(d) and Rule 14a-8(f)

The Company argues that the Proposal is subject to exclusion because it exceeds 500 words. We confirm that on January 25, 2010 the Company notified F&C that it believed the Proposal exceeded 500 words.

F&C believes that the Company has inaccurately counted the length of the proposal in two ways:

- The Company's count **begins in the wrong part** of the proposal (in both methodologies it uses). The title of the Proposal (the first two lines in Abercrombie's Exhibit A) is descriptive, rather than argumentative. Therefore, in accordance with prior staff bulletins, those eight (8) words may be rightly excluded from the overall word count.[1]

- The Company **inappropriately treats "ILO" as an acronym that needs definition** within the Proposal in order to count as one word. In its view, the Company cites prior Staff guidance that seeks to prevent proponents from circumventing the 500-word limitation by using excess acronyms. This logic is inapplicable in this case, because F&C has plausibly used "ILO" as one word to refer to the International Labour Organisation. Such use of "ILO" is not a response to the 500-word limitation, but a reflection of the fact that it is reasonable to interpret "ILO," in the context of the Proposal and in common usage, as a one-word reference to the International Labour Organisation without defining it as such. We strongly believe that use of a widely-known acronym, of reasonable length, is not akin to using "excess contractions" of novel word groups in the service of meeting the 500-word limitation.

  We similarly reject the Company's citation of "US" as two words. "US" is a commonly understood one-word acronym, which is recognizable without prior definition and has not been designed for the purposes of circumventing the 500-word limitation.

[1] Staff Legal Bulletin No. 14 (C2), July 13, 2001.



II. Substantially implemented – Rule 14a-8(i)(10)

F&C believes that the company has not substantially implemented the Proposal. Abercrombie does not have complete and/or relevant policies, practices and procedures that address all of the Proposal's requests:

1. **"Adopt and disclose a code of vendor conduct, based on the ILO standards..."**

   We note with satisfaction that Abercrombie has a supply chain human and labor rights policy. It has taken some steps to communicate that more effectively to investors on the "A&F Cares" web page since F&C first approached the Company in 2007. However, we note that **the Company has not publicly disclosed its code of conduct**. Rather, under the heading "Code of Conduct" it publishes a brief summary of its supply chain management approach and a list of 11 topics governed by the code of conduct. Neither the "code of conduct standards" nor the "Vendor Code" is fully disclosed, rendering investors unable to fully assess their comprehensiveness.

   The Company states that its Vendor Code "incorporates substantially all of the ILO conventions cited by the Proponent." This may meet the standard suggested in the Proposal, and F&C agrees that the company is not obliged to implement every suggestion in the exact manner "preferred by the proponent [F&C]." However, without full disclosure of the relevant policy texts, F&C and other shareholders cannot determine whether those policies "compare favorably with the guidelines of the proposal."[2]

2. **"Establish an independent monitoring process that assesses adherence to these standards..."**

   On its "A&F Cares" web page, the Company discloses some information relevant to how it implements the codes discussed above: factory audits, collaboration with NGOs and other apparel companies, and remediation efforts. This points to the existence of a monitoring process, which F&C views as positive. However, we note that Abercrombie has not indicated whether any elements of that monitoring process are independent, i.e. conducted and evaluated by third-parties not tied to the company.

3. **"Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010."**

   The company does not report on adherence to its supplier codes, either on its "A&F Cares" web page or any other part of the web site. While we view it as positive, F&C does not consider description of monitoring processes and policies to constitute reporting on adherence. To implement this proposal, the Company could reasonably be expected to publicly disclose basic information on the ongoing performance of suppliers against its own codes.

   Such a public document would be distinct from internal reports already prepared for the Company's senior management. Public reports on supplier performance are becoming common among leading US firms who face substantial supply chain risks. For example, Nike Inc and Gap Inc both publish annual sustainability reports that include anonymous, collective data on their suppliers' performance against their Vendor Standards Codes. F&C believes that the Company interprets too broadly the language in the Proposal excusing it from disclosing "proprietary information," and top-level reporting could be reasonably expected within those constraints.

III. Ordinary business operations – Rule 14a-8(i)(7)

F&C believes **the Proposal is not excludable with reference to prior statements of the Commission that proposals should not "micro-manage" the company by probing too deeply into matters of a complex nature..."**[3] The Proposal makes three requests of the Company to address its central concern. Requesting

---

[2] Texaco, Inc. (March 28, 1991)
[3] Release No. 34-40018 (May 21, 1998)



that the Company adopt a code of vendor conduct, establish an independent monitoring process and report on adherence leaves substantial leeway for implementation. The Proposal does not prescribe a particular policy, monitoring process or reporting format. The Proposal makes reference to the ILO standards not as specific policy prescriptions, but as widely-recognized labor standards that the Company should take account of in a policy of its choosing.

The Proposal is not excludable under the ordinary business exception because its underlying subject matter raises a significant policy issue, as described in recent Staff guidance.[4] The Proposal addresses the management of a significant risk to the Company: whether manufacturers engaged by Abercrombie observe widely-recognized labor standards and the company's own human rights and labor policies. Reputational concerns and operational challenges that may arise from failure to identify and manage that risk transcend the day-to-day business matters of the Company, and they are sufficiently important and material to warrant the input of shareholders through a vote.

In closing, we strongly believe that the Proposal is not excludable pursuant to any of the rules cited by the Company. A reasonable reading of the Proposal, excluding its descriptive title, shows that it meets the Commission's word count limitations. Its requests have not been substantially implemented by the Company. Finally, it addresses a matter of risk identification and management for the Company that raises significant policy issues and is worthy of shareholder attention. However, it does so while avoiding specific policy and implementation prescriptions that unduly interfere with management or the Company's day-to-day operations.

We are grateful for the Staff's attention to this response. Please feel free to contact my office with any questions at 1 617 426 9050.

Many thanks and best regards,

Pat Miguel Tomaino
Senior Analyst, Governance & Sustainable Investment
F&C Management Ltd

cc: Mr. David S. Cupps
Senior Vice, General Counsel and Secretary
Abercrombie & Fitch Co.

Ms. Elizabeth Turrell Farrar
Vorys, Sater, Seymour and Pease LLP

Mr. Ronald A. Robins, Jr. (Rocky)
Abercrombie & Fitch Co.

[4] Staff Legal Bulletin No. 14E (CF) (October 27, 2009)

EST. 1892

Abercrombie & Fitch

NEW YORK

Via E-Mail

March 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Notice of Intention to Omit Shareholder Proposal Submitted by
F&C Management Ltd.

Ladies and Gentlemen:

At the suggestion of Greg Belliston, I forward herewith copies of the complete correspondence between F&C Management Ltd. and Abercrombie & Fitch Co. relating to the shareholder proposal submitted by F&C.

Attached you will find:

1. F&C letter and attachment dated January 6, 2010, which was sent by fax and express mail.
2. A&F letter dated January 25, 2010, which was sent by e-mail, fax and express mail.
3. F&C letter and attachments dated February 2, 2010, which was sent by e-mail, fax and express mail.

If you need further information, please contact me at (614) 765-4281.

Very truly yours,
Abercrombie & Fitch Co.



David S. Cupps
Senior Vice President, General Counsel, and Secretary

DSC/nrj
Enclosures



F&C Management Ltd.
265 Franklin Street
16th Floor
Boston, MA 02110

Telephone 617 426 9050
Facsimile 617 426 3433

January 6, 2010

David S. Cupps
General Counsel and Corporate Secretary
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

Sent Via: Express Mail and Fax (614 577-6710)

Dear Mr. Cupps,

I represent F&C Management Ltd (F&C), a London-based global asset management firm with over US $150 billion in assets and a position in Abercrombie & Fitch Co.[1] F&C has communicated with Abercrombie & Fitch since 2007 regarding the company's approach to managing material labor risks at its vendors and reporting that information to investors. We write again today because the issue remains an important risk for the company.

Your December 2007 letter confirmed that Abercrombie & Fitch does have a "comprehensive corporate policy regarding human and labor rights", as well as an audit/compliance system. F&C appreciated that information. However, in a subsequent letter we emphasized (and continue to believe) that Abercrombie & Fitch has not kept pace with the level of risk management at other leading apparel companies. Of particular concern is the company's refusal to publish its vendor standards policy or report on how it implements the code.

Clear communication with investors and the public on supply chain management will help Abercrombie & Fitch protect its reputation and brand value from potential controversies, like the 2002 Saipan labor settlement. Such risks are especially great for Abercrombie & Fitch, considering its popularity among teens and college students, who are increasingly conscious of social issues like labor violations and human rights controversies.

To best manage such risks, we recommend that the company fully disclose its supply chain policies and demonstrate a robust compliance system with the following key elements:

- effective monitoring;
- a transparent verification process;
- a strategy to improve supplier performance through action plans and follow-up visits;
- engagement with procurement personnel; and,
- regular public reporting of progress.

F&C was concerned when the company rejected requests to adopt some of these elements in 2008. We also note the company did not respond to F&C and several other investors writing the company in 2008 and 2009 about another pressing supply chain risk – how Abercrombie & Fitch manages the sourcing practices of its suppliers in light of widespread concern over forced child labor employed in the Uzbekistan cotton harvest. As you are likely aware, well-known retailers such as Wal-Mart have announced that they will no longer source cotton from Uzbekistan due to these risks.

[1] As at 30 September 2009, F&C Management directly managed US $158.8 billion in assets. In addition, F&C has been mandated to vote and/or engage in dialogue on behalf of a further 20 investment institutions whose assets total over US $86 billion.



We respectfully reject the company's argument against a more transparent strategy: that information about supply chain policies and management systems is proprietary, but it is not material. Disclosure of the above systems has emerged as good practice among a wide range of US companies, who do so without divulging commercially sensitive or proprietary information. Although disclosure is not required by US securities law, investors increasingly evaluate how well consumer-facing companies manage material risks to their reputations.

We believe Abercrombie & Fitch's continuing lack of transparency and responsiveness on supply chain management demonstrates inadequate risk management, and it threatens the company's long-term performance.

Therefore, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, F&C Management Ltd is filing the enclosed shareholder resolution. F&C is the beneficial owner of the requisite number of shares for more than one year and will own at least US $2,000 of stock through the annual meeting. We will be happy to provide verification of our ownership position upon request.

We remain hopeful that management will voluntarily adopt the practices and disclosure we have recommended since 2007. If the company demonstrates that it is committed to taking such steps, we would be happy to consider withdrawing this shareholder proposal. In either case, F&C looks forward to cooperating with and serving as a resource to the company on these risk issues.

Thank you for considering the above. Please feel free to contact me directly at (617) 426-9050 to discuss this further.

Best regards,

Pat M. Tomaino
Analyst, Governance and Sustainable Investment
pat.tomaino@fandc.com

cc: Sagarika Chatterjee, Associate Director, Governance & Sustainable Investment, F&C

Enc: Shareholder Proposal for 2010 Annual Meeting

Supply Chain Reporting Resolution
2010 - Abercrombie & Fitch Co.

Whereas: Over the past decade, reports of human rights violations in the overseas subsidiaries and suppliers of some US companies have exposed important labor challenges in the supply chain.

According to its 2009 annual report, our company imports goods from "approximately 210 vendors...primarily in Asia and Central and South America". Due to weaker regulation in those regions, our company could be exposed to risks from suppliers that may violate widely recognized international labor standards. Violations could threaten effective supply chain management and security of supply. They might also harm our company's reputation, damage brand value, or result in costly litigation.

In 2002, Abercrombie & Fitch Co. and several other US companies settled a lawsuit brought by workers in the Northern Mariana Islands, who alleged they were mistreated while they worked for our company's vendors.

Similar future lapses in supply chain management could damage our company's corporate image and could have a negative impact on shareholder value. Risks could also arise in the supply chain for commodities like cotton. Recently several apparel companies have faced private pressure and public scrutiny from governments, the press, and trade unions over cotton their suppliers purchase from Uzbekistan, where coercive child labor is reportedly employed in the harvest.

As investors, we believe it is prudent for our company to manage such risks by asking vendors to raise labor standards. A growing number of companies have adopted codes of conduct for suppliers, addressing such issues as child labor, forced labor, and freedom of association. A credible compliance program includes a public vendor code of conduct, effective monitoring, a strategy to improve supplier standards, a transparent verification process, and regular public reporting of progress.

Our company has indicated that it has a vendor compliance program, but it has chosen not to report publicly on the matter.

Resolved: Shareholders request the Board of Directors to:

1. Adopt and disclose a code of vendor conduct, based on the ILO standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138 and 182)

January 25, 2010

Via Fax, Email and Overnight Courier
pat.tomaino@fandc.com
Fax No. (617) 426-3433

Mr. Pat M. Tomaino
Analyst, Governance and Sustainable Investment
F&C Management Ltd.
265 Franklin Street, 16th Floor
Boston, MA 02110

RE: Shareholder Proposal to Abercrombie & Fitch Co. for 2010 Annual Meeting

Dear Mr. Tomaino:

I am writing on behalf of Abercrombie & Fitch Co. (the "Company") in response to the correspondence from F&C Management Ltd. ("F&C") dated January 6, 2010, which was received by the Company on January 7, 2010, and contained a shareholder proposal entitled "Supply Chain Reporting Resolution 2010 - Abercrombie & Fitch Co." The correspondence states that the proposal is submitted for consideration at the Company's 2010 Annual Meeting.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent must submit sufficient proof that the shareholder proponent has continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting (i.e., the Company's Class A Common Stock (the "Common Stock")) for at least one year as of the date the proposal was submitted to the Company. The correspondence dated January 6, 2010, accompanying F&C's proposal, states that: "F&C is the beneficial owner of the requisite number of shares for more than one year and will own at least US $2,000 of stock through the annual meeting. We will be happy to provide verification of our ownership position upon request."

The Company's records showing registered holders of the Company's Common Stock do not include F&C as a "record" holder. Therefore, your letter does not provide the proof of ownership of the Company's Common Stock required under Rule 14a-8(b).

To remedy this defect, you must submit sufficient proof of ownership of the Company's Common Stock by F&C, which satisfies Rule 14a-8(b). SEC Staff Legal Bulletin No. 14 explains the forms in which proof of ownership may be provided:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held your securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

- if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period, and your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

In addition, in our review of F&C's proposal, we believe it exceeds the maximum number of allowed words. Rule 14a-8(d) state that: "The proposal, including any accompanying supporting statement, may not exceed 500 words." To remedy this defect, you must submit this proposal containing the number of words which is in compliance with Rule 14a-8(d).

Rule 14a-8(f) requires that your response to this notification be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification. Please address any response to me at the address or facsimile number provided below. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (614) 765-4281 or by facsimile at (614) 283-8663.

Abercrombie & Fitch Co.



David S. Cupps
Senior Vice President, General Counsel and Secretary



F&C Management Ltd.
265 Franklin Street
16th Floor
Boston, MA 02110

Telephone 617 426 9050
Facsimile 617 426 3433

February 2, 2010

Mr. David S. Cupps
Senior Vice President, General Counsel and Secretary
Abercrombie & Fitch Company
6301 Fitch Path
New Albany, Ohio 43054

Via express mail, e-mail and fax (614-577-6710)
David_Cupps@abercrombie.com
Benjamin_Hubble@abercrombie.com

Dear Mr. Cupps,

Thank you for your response dated January 25, 2010.

The attached message from F&C's custodial bank will confirm that F&C has owned the requisite number of shares as of January 8, 2010 and has continuously owned the securities for at least 12 months prior to January 8, 2010. F&C intends to hold the securities through the date of the 2010 shareholder meeting.

I have also attached a copy of the proposal as originally submitted. We have verified, using MS Word 2003 that the proposal contains 499 words, including the title. This meets the proposal length requirements set out in Rule 14a-8(d).

Please do not hesitate to contact my office with any further questions or concerns.

Sincerely,

Pat M. Tomaino
Analyst, Governance & Sustainable Investment

cc: Benjamin Hubble, Abercrombie & Fitch Company

Encl: F&C holding letter from Bank of New York Mellon
Copy of F&C shareholder proposal

Supply Chain Reporting Resolution
2010 - Abercrombie & Fitch Co.

Whereas: Over the past decade, reports of human rights violations in the overseas subsidiaries and suppliers of some US companies have exposed important labor challenges in the supply chain.

According to its 2009 annual report, our company imports goods from "approximately 210 vendors...primarily in Asia and Central and South America." Due to weaker regulation in those regions, our company could be exposed to risks from suppliers that may violate widely recognized international labor standards. Violations could threaten effective supply chain management and security of supply. They might also harm our company's reputation, damage brand value, or result in costly litigation.

In 2002, Abercrombie & Fitch Co. and several other US companies settled a lawsuit brought by workers in the Northern Mariana Islands, who alleged they were mistreated while they worked for our company's vendors.

Similar future lapses in supply chain management could damage our company's corporate image and could have a negative impact on shareholder value. Risks could also arise in the supply chain for commodities like cotton. Recently several apparel companies have faced private pressure and public scrutiny from governments, the press, and trade unions over cotton their suppliers purchase from Uzbekistan, where coercive child labor is reportedly employed in the harvest.

As investors, we believe it's prudent for our company to manage such risks by asking vendors to raise labor standards. A growing number of companies have adopted codes of conduct for suppliers, addressing such issues as child labor, forced labor, and freedom of association. A credible compliance program includes a public vendor code of conduct, effective monitoring, a strategy to improve supplier standards, a transparent verification process, and regular public reporting of progress.

Our company has indicated that it has a vendor compliance program, but it has chosen not to report publicly on the matter.

Resolved: Shareholders request the Board of Directors to:

1. Adopt and disclose a code of vendor conduct, based on the ILO standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138 and 182)

EST. 1892
Abercrombie
& Fitch
NEW YORK

Via E-Mail and FedEx

February 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Notice of Intention to Omit Shareholder Proposal Submitted by
F&C Management Ltd.

Ladies and Gentlemen:

On behalf of Abercrombie & Fitch Co., a Delaware corporation (the "Company" or "Abercrombie"), we are filing this letter by e-mail to: shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is also filing six paper copies of this letter, as well as the related shareholder proposal (the "Proposal") submitted by F&C Management Ltd. (the "Proponent"), for inclusion in the Company's proxy materials for the 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials").

This letter is being filed with the Securities and Exchange Commission (the "Commission") by the Company not later than eighty (80) calendar days before the Company will file its definitive 2010 Proxy Materials with the Commission. We have also concurrently sent a copy of this correspondence to the Proponent by e-mail, fax and overnight courier.

The Proponent is required to send a copy of any correspondence that the Proponent submits to the Commission or the staff of the Division of Corporation Finance (the "Staff") in response to the Company's no-action request to the Company. As such, we request that if the Proponent submits additional correspondence to the Staff, such correspondence be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008).

720 Fifth Avenue, New York, NY 10019

The Proposal and related shareholder correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Abercrombie shareholders adopt the following resolution:

> Resolved: Shareholders request the Board of Directors to:
>
> 1. Adopt and disclose a code of vendor conduct, based on the ILO standards;
> 2. Establish an independent monitoring process that assesses adherence to these standards; and,
> 3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2010 Proxy Materials. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of Ohio.

We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal under: (i) Rule 14a-8(d) and Rule 14a-8(f); (ii) Rule 14a-8(i)(10); or (iii) Rule 14a-8(i)(7).

GROUNDS FOR EXCLUSION

The Proposal may be excluded pursuant to any of the following:

- Rule 14a-8(d) and Rule 14a-8(f) because the Proposal exceeds 500 words, and the Proponent failed to correct the procedural deficiency after being notified of the procedural deficiency.

- Rule 14a-8(i)(10) because the Proposal has already been substantially implemented.

- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

I. The Proposal May Be Excluded Under Rule 14a-8(d) and Rule 14a-8(f) Because the Proposal Exceeds 500 Words

The Proponent submitted the Proposal to the Company in a letter that the Company received on January 7, 2010. *See* Exhibit A. Because the Company determined that the Proposal exceeded 500 words, the Company sent via telecopy, fax and overnight courier a letter to the Proponent on January 25, 2010, notifying the Proponent of the requirements of Rule 14a-8 and how to cure any the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Proponent failed to revise the Proposal. A copy of the response of the Proponent to the Deficiency Notice is attached hereto as Exhibit C.

Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has consistently allowed exclusion of proposals that exceed the 500-word limit. *See* Amgen Inc. (Jan. 12, 2004) (proponent was given the opportunity to reduce the length of a proposal to 500 words and failed to do so); FirstEnergy Corp. (March 19, 2002) (proposal excluded as the proponent failed to revise the proposal to less than 500 words within 14 days of receipt of FirstEnergy's request); Northrop Grumman Corp. (March 17, 2000) (to same effect); Amoco Corp. (Jan. 22, 1997) (Staff allowed omission of shareholder proposal of 501 words).

Depending upon the methodology used, the Proposal consists of either 513 words (*see* Exhibit D) or 504 words (*see* Exhibit E). The exhibits are marked to show the changes to the Proposal (for clarification, the phrase showing the number of words at the top left is not counted, nor is any of the deleted material counted). In both cases, the Proposal still exceeds the 500-word limit and the Proponent failed to correct this even though the Deficiency Notice was provided with an opportunity to correct.

In the case of the methodology resulting in 513 words, the Proponent failed to count "US" as two words (United States), failed to count "it's" as two words (it is), and failed to count "ILO" as three words (assuming the reference is to International Labour Organization) six times. *See* Exhibit D.

In the case of the methodology resulting in 504 words, the Proponent failed to count "US" as two words (United States), failed to count "it's" as two words (it is), and failed to count "ILO" as three words (assuming the reference is to International Labour Organization) and the defined term ("ILO") as one word. *See* Exhibit E.

In arriving at a count of words, we counted from the words "Supply Chain Reporting Resolution" to the end of the last sentence, which begins with the words "5. There shall be no use of child labor." In counting the words in the Proposal, we followed the Staff's guidance as set forth in prior releases and no-action letters, and the Staff's reasoning, which state that the count should be based upon:

(1) All of the words in the proposal and supporting statement, including numbers and letters used to enumerate paragraphs. *See* Amgen Inc. (Jan. 12, 2004).

(2) Words such as "whereas" and "resolved" included in resolutions. *See* Exchange Act Release No. 20091 (1983).

(3) Words that make up a proposal include not only the words comprising the resolution, but also the words in the supporting statement and the words included in footnotes, including the footnote numbers themselves. *See* Merrill Lynch & Co., Inc. (Feb. 6, 2004) (requiring proponent to add citations and supporting language to an otherwise "false and misleading" proposal in spite of the proponent's assertion that such language would cause it to violate the 500 word limit).

(4) Hyphenated words and words separated by "/" as two or more words. *See* Minnesota Mining and Manufacturing Company (Feb. 27, 2000) (concurring with the exclusion of a shareholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word).

(5) Website addresses as one word. *See* Staff Legal Bulletin No. 14 (July 13, 2001).

(6) Words of a proposal include each number or numeric entry as one word. *See* American Express Co. (Jan. 18, 1995) and Aetna Life and Casualty Co. (Jan. 18, 1995). And abbreviated words or symbols. *See* Aetna Life and Casualty Co. (Jan.18, 1995).

(7) Acronyms (such as "US" and "ILO") as multiple words where those acronyms have not been defined in the Proposal, following the Staff's reasons for abbreviated words or symbols so the Proponent cannot circumvent the 500-word limitation by using excess acronyms.

(8) Contractions as two or more words, following the Staff's reasoning related to abbreviated words or symbols so the Proponent cannot circumvent the 500-word limitation by using excess contractions.

(9) We did not count "(" parentheses, although there is some authority in dictum where a proponent agreed that they are to be counted as a word. *See* Electronic Data Systems Corp. (Dec. 5, 2002)(where the proponent stated that the phrase "<u>5</u> <u>)</u> <u>Our</u> <u>shares</u> <u>skidded</u> <u>another</u> <u>29</u> <u>%</u> <u>.</u>" contained nine words, which means the parenthesis following the number 5 as well as the period at the end of the sentence, were counted).

(10) We did not count punctuations marks, such as periods, commas, explanation points, question marks, etc., although there may be a precedent to do so given the Staff's reasoning related to abbreviated words and symbols in Aetna Life and Casualty Co. (Jan. 18, 1995).

As the Proposal exceeds the 500-word limit, the Company firmly believes the Proposal is excludable pursuant to Rule 14a-8(d). Further, since the Proponent also failed to cure the deficiency contained in the Proposal after receiving the Deficiency Notice from the Company, the Company firmly believes the Proposal may be omitted from the Proxy Statement under Rule 14a-8(f). This exclusion would be consistent with the Staff's prior no-action letters.

II. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented

We read the Proposal being submitted to the shareholders to require the Company's Board to take the following actions if the Proposal is adopted:

1. Adopt and disclose a code of vendor conduct, based on the ILO standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders' having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. Rule 14a-8(i)(10)'s focus on end results instead of process was highlighted in Johnson & Johnson (Feb. 17, 2006). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g.*, Anheuser-Busch Cos., Inc. (Jan. 17, 2007); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (Feb. 17, 2006); Talbots Inc. (Apr. 5, 2002); Masco Corp. (March 29, 1999). The Staff has further noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a proposal has been implemented ***in the manner preferred by the proponent***, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company ***compare favorably with what would be achieved under the proposal***.

In addition, the Staff has consistently allowed for the exclusion of shareholder proposals as substantially implemented ***where a company already has policies and procedures in place relating to the subject matter of the proposal***. *See, e.g.* The Gap, Inc. (March 16, 2001) (proposal calling for report on suppliers' child labor practices was excludable as substantially implemented by company's code of vendor conduct posted on its website).

The Proponent is well aware that the Company has an existing "comprehensive corporate policy regarding human and labor rights as well as an audit/compliance system," and it has known this since at least December 2007. It actually acknowledges this fact in its correspondence to the Company dated January 6, 2010. The Proponent further acknowledges this fact in the Proposal when it states "Our company has indicated that it has a vendor compliance program..."

If the Proponent had visited the Company's website at http://www.abercrombie.com at any time since December 10, 2009 (and, in a telephone conversation with the signatory to Proponent's initial Proposal letter convened before the Company mailed its Deficiency Notice, the undersigned suggested that the Proponent do so), the Proponent would have seen on the front page the wording "A&F CARES." Clicking on this link leads to a webpage that deals with the Company's policies on "Diversity and Inclusion," "Human Rights," "Philanthropy" and "Sustainability." It only takes three quick clicks to find the following on the Company's website:

> "Our Commitment
>
> Abercrombie & Fitch is proud of our commitment to international human and labor rights, and to ensuring that our products are only made in safe and responsible facilities. We partner with suppliers who respect local laws, and share our dedication to utilizing the best practices in human rights, labor rights, and workplace safety. Abercrombie & Fitch believes that business should only be conducted with honesty and respect for the dignity and rights of all people."

On that same webpage is the following:

> "Code of Conduct
>
> Abercrombie & Fitch uses third party auditors to regularly audit the factories in our supply chain. We partner with our factories to seek continuous improvement and complete transparency. Our primary goal is to ensure that the factories we work with are complying with local laws, as well as meeting our code of conduct standards, which govern:
>
> - Child Labor
> - Forced Labor
> - Harassment or Abuse
> - Compensation
> - Age Documents
> - Discrimination
> - Laws and Workplace Regulations
> - Freedom of Association
> - Health and Safety
> - Overtime/Working Hours
> - Environmental

In addition to our factory auditing programs, we continue to seek sustainable change and positive results by working with local organizations and other brands such as:

> Better Work (BW) - A collaboration of local organizations, factories, and international buyers, empowering factories to become more competitive by improving labor standards, thus increasing quality and productivity (in Cambodia and Vietnam). Abercrombie & Fitch started working with BW in 2007. Learn more at www.betterwork.org
>
> Business for Social Responsibility (BSR) - Works with 250 member companies to develop sustainable business strategies and solutions through research, collaboration, and consulting. Abercrombie & Fitch has been a member of BSR since 1998. Learn more at www.bsr.org
>
> Collaboration - We share human rights information with other brands to reduce duplication of efforts in shared factories, save money and time, and seek positive change by leveraging combined resources. Abercrombie & Fitch started collaborating with other brands in 2007.
>
> Remediation - Internal program working with select high risk factories, in China, to remediate serious human rights violations. Abercrombie & Fitch started this program in 2006."

For nearly a decade, the Company also has had a Code of Conduct applicable to vendors (the "Vendor Code"). The Vendor Code is a policy that covers vendor standards and relationships with the Company, and it incorporates substantially all of the ILO conventions cited by the Proponent

This Vendor Code has been part of the Company's core values even before being adopted as a formal policy. In addition, when all public companies were required to publish their codes of conduct pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the Company included a reference to its Vendor Code within its Code of Business Conduct and Ethics ("Code of Ethics"). Every one of the directors, officers and associates of the Company and its operating subsidiaries is bound by this Code of Ethics and they must certify that they both understand the Code of Ethics and will abide by it on an annual basis. Further, management associates are required at least annually to affirm, to the best of their knowledge, that they have complied with the Code of Ethics, have no knowledge of any violation of the Code of Ethics not previously reported and have not been requested to engage in any activity in violation of the Code of Ethics.

Every vendor that enters into the Company's Master Vendor Agreement receives the Vendor Code and, by executing the Master Vendor Agreement, each such vendor certifies to the Company that such vendor will maintain compliance with the Vendor Code at all times while doing business with the Company. The Company conducts periodic audits, typically annually, of each vendor's compliance with the Vendor Code

As to the report requested by the Proponent, as noted, the Company does conduct periodic audits of each vendor's adherence to the Company's Vendor Code and reports on such compliance both individually and in the aggregate to the Company's senior management. The results of such audits are proprietary and for internal use only. Accordingly, the Company does not publish this information based on its proprietary nature both to the Company and the vendor. Further, given that the resolutions in the Proposal specifically allow the Company to exclude proprietary information from any report, and have no requirement that the Company publish or make public any such report, the Company believes the Proposal has been completely implemented.

As such, given that the Proposal has already been substantially implemented, the Company firmly believes the Proposal may be omitted from the 2010 Proxy Materials under Rule 14a-8(i)(10). This exclusion would be consistent with the Staff's prior no-action letters.

III. The Proposal May Properly Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to the Ordinary Business Operations of the Company

The Proponent is basically requesting the Company to establish a code of conduct and provide for a method to monitor compliance with the code. Rule 14a-8(i)(7) permits the omission of a shareholder proposal if it deals with the company's ordinary business operations. The underlying policy of this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors. . . ." *See* Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first consideration was that certain tasks are:

> "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The second consideration related to:

> "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently determined that proposals for the adoption of codes that would apply to relations between a company and others, much like what the Proponent is requesting, may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in AT&T Corp. (Jan. 16, 1996), the proposal requested that the company's board of directors initiate a review of the standards and practices in the company's Maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. In Chrysler Corp. (Feb. 18, 1998), the proponent requested the board of directors to review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders. The Staff in both cases determined that the proposals related to AT&T Corp.'s and Chrysler's respective ordinary business operations.

As another example, the proponent in USX Corp. (Dec. 28, 1995) requested that the board of directors adopt and maintain a code of ethics. USX maintained an extensive set of policies in the areas covered by the proposed code of ethics, specifically customer and business relationships, employee/employer relations and the conduct of management generally. The Staff permitted USX to exclude the proposal under the ordinary business exception. Similarly, in Barnett Banks, Inc. (Dec. 18, 1995), the Staff determined that a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination fell under the purview of a company's ordinary business operations.

The Staff has previously taken the position that proposals in respect of risk management, corporate strategy and financing decisions relate to ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7). *See, e.g.* McDonald's Corporation (March 14, 2006)(request the board of directors adopt and implement a comprehensive risk strategy); Newmont Mining Corporation (Feb. 4, 2004) (proposal requested a comprehensive report on the risk to the company's operations, profitability and reputation of its social and environmental liabilities); The Chubb Corporation (Jan. 25, 2004) (proposal requested a report providing a comprehensive assessment of company's strategies to address the impact of climate change).

Similarly, the Staff has consistently declined to recommend enforcement action against registrants that omitted shareholder proposals requesting the board of directors to undertake actions to ensure compliance with legal requirements governing ordinary business operations and to report on such efforts to shareholders. In Citicorp (Jan. 9, 1998), the Staff did not recommend enforcement action against the registrant for omitting, under the ordinary business exception, a proposal that called for the board of directors to form an independent committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals and report annually to shareholders. *See also* Crown Central Petroleum (Feb. 19, 1997) (proposal requesting the board to investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws, determine the steps needed to ensure full compliance with applicable laws, and report to shareholders).

Management of the Company, as part of its ordinary day-to-day business, determines the appropriate policies and procedures to be followed in conducting business in the U.S. and foreign countries, including decisions regarding its relationships with its vendors and the risk management associated therewith. The Proposal seeks to micro-manage the Company and management by indicating that the Company must only use very specific standards (e.g., the "ILO standards") thereby possibly requiring the Company to change its existing standards, and otherwise limiting other strategies or standards that management deems appropriate.

As an additional item of note, the relationship between the Company and its vendors, and the type of code needed to deal with that relationship, is an inherently complex task requiring significant research and analysis. It deals with both relationships both domestically as well as internationally in each country in which the Company does business. It involves taking into consideration the operational, financial, tax, accounting, human resources and treasury aspects of each relationship, as well as other business considerations, on a real-time, continually changing basis. The expertise of the members of the Company's management makes them the best, most-informed decision-makers for such day-to-day decisions involving the Company's vendors.

The Proponent has made no claim that the Proposal touches on matters of public policy. The Proposal as written is strictly limited to the Company's operations. Further, even if the Proposal touched upon a matter with possible public policy implications, it does not preclude exclusion under Rule 14a-8(i)(7). According to Staff guidance, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies. *See* 1998 Release and Staff Legal Bulletin No. 14E (Oct. 27, 2009). It seems clear this Proposal relates only to the Company.

We believe that Proposal is excludable pursuant to Rule 14a-8(i)(7) because it interferes with tasks that are fundamental to management's ability to run the Company and because it seeks to micro-manage the Company's business operations. This exclusion would be consistent with the Staff's prior no-action letters.

* * *

We would appreciate a response from the Staff with respect to this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions with respect to the foregoing, please contact me at (614) 765-4281.

Very truly yours,

Abercrombie & Fitch Co.



David S. Cupps
Senior Vice President, General Counsel and Secretary

cc: Elizabeth Turrell Farrar – Vorys, Sater, Seymour and Pease LLP

Ronald A. Robins, Jr. (Rocky) – Abercrombie & Fitch Co.

Mr. Pat M. Tomaino – F&C Management Ltd.
Analyst, Governance & Sustainable Investment
265 Franklin Street, 16th Floor
Boston, MA 02110
Email: pat.tomaino@fandc.com
Fax: (617) 426-3433

Supply Chain Reporting Resolution
2010 - Abercrombie & Fitch Co.

Whereas: Over the past decade, reports of human rights violations in the overseas subsidiaries and suppliers of some US companies have exposed important labor challenges in the supply chain.

According to its 2009 annual report, our company imports goods from "approximately 210 vendors...primarily in Asia and Central and South America". Due to weaker regulation in those regions, our company could be exposed to risks from suppliers that may violate widely recognized international labor standards. Violations could threaten effective supply chain management and security of supply. They might also harm our company's reputation, damage brand value, or result in costly litigation.

In 2002, Abercrombie & Fitch Co. and several other US companies settled a lawsuit brought by workers in the Northern Mariana Islands, who alleged they were mistreated while they worked for our company's vendors.

Similar future lapses in supply chain management could damage our company's corporate image and could have a negative impact on shareholder value. Risks could also arise in the supply chain for commodities like cotton. Recently several apparel companies have faced private pressure and public scrutiny from governments, the press, and trade unions over cotton their suppliers purchase from Uzbekistan, where coercive child labor is reportedly employed in the harvest.

As investors, we believe it is prudent for our company to manage such risks by asking vendors to raise labor standards. A growing number of companies have adopted codes of conduct for suppliers, addressing such issues as child labor, forced labor, and freedom of association. A credible compliance program includes a public vendor code of conduct, effective monitoring, a strategy to improve supplier standards, a transparent verification process, and regular public reporting of progress.

Our company has indicated that it has a vendor compliance program, but it has chosen not to report publicly on the matter.

Resolved: Shareholders request the Board of Directors to:

1. Adopt and disclose a code of vendor conduct, based on the ILO standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

<u>Supporting Statement</u>

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138 and 182)

EST. 1892
Abercrombie & Fitch
NEW YORK

Exhibit B

January 25, 2010

Via Fax, Email and Overnight Courier
pat.tomaino@fandc.com
Fax No. (617) 426-3433

Mr. Pat M. Tomaino
Analyst, Governance and Sustainable Investment
F&C Management Ltd.
265 Franklin Street, 16th Floor
Boston, MA 02110

RE: Shareholder Proposal to Abercrombie & Fitch Co. for 2010 Annual Meeting

Dear Mr. Tomaino:

I am writing on behalf of Abercrombie & Fitch Co. (the "Company") in response to the correspondence from F&C Management Ltd. ("F&C") dated January 6, 2010, which was received by the Company on January 7, 2010, and contained a shareholder proposal entitled "Supply Chain Reporting Resolution 2010 - Abercrombie & Fitch Co." The correspondence states that the proposal is submitted for consideration at the Company's 2010 Annual Meeting.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent must submit sufficient proof that the shareholder proponent has continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting (i.e., the Company's Class A Common Stock (the "Common Stock")) for at least one year as of the date the proposal was submitted to the Company. The correspondence dated January 6, 2010, accompanying F&C's proposal, states that: "F&C is the beneficial owner of the requisite number of shares for more than one year and will own at least US $2,000 of stock through the annual meeting. We will be happy to provide verification of our ownership position upon request."

The Company's records showing registered holders of the Company's Common Stock do not include F&C as a "record" holder. Therefore, your letter does not provide the proof of ownership of the Company's Common Stock required under Rule 14a-8(b).

To remedy this defect, you must submit sufficient proof of ownership of the Company's Common Stock by F&C, which satisfies Rule 14a-8(b). SEC Staff Legal Bulletin No. 14 explains the forms in which proof of ownership may be provided:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held your securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

- if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period, and your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

In addition, in our review of F&C's proposal, we believe it exceeds the maximum number of allowed words. Rule 14a-8(d) state that: "The proposal, including any accompanying supporting statement, may not exceed 500 words." To remedy this defect, you must submit this proposal containing the number of words which is in compliance with Rule 14a-8(d).

Rule 14a-8(f) requires that your response to this notification be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification. Please address any response to me at the address or facsimile number provided below. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (614) 765-4281 or by facsimile at (614) 283-8663.

Abercrombie & Fitch Co.



David S. Cupps
Senior Vice President, General Counsel and
Secretary

EXHIBIT C

Supply Chain Reporting Resolution
2010 - Abercrombie & Fitch Co.

Whereas: Over the past decade, reports of human rights violations in the overseas subsidiaries and suppliers of some US companies have exposed important labor challenges in the supply chain.

According to its 2009 annual report, our company imports goods from "approximately 210 vendors...primarily in Asia and Central and South America." Due to weaker regulation in those regions, our company could be exposed to risks from suppliers that may violate widely recognized international labor standards. Violations could threaten effective supply chain management and security of supply. They might also harm our company's reputation, damage brand value, or result in costly litigation.

In 2002, Abercrombie & Fitch Co. and several other US companies settled a lawsuit brought by workers in the Northern Mariana Islands, who alleged they were mistreated while they worked for our company's vendors.

Similar future lapses in supply chain management could damage our company's corporate image and could have a negative impact on shareholder value. Risks could also arise in the supply chain for commodities like cotton. Recently several apparel companies have faced private pressure and public scrutiny from governments, the press, and trade unions over cotton their suppliers purchase from Uzbekistan, where coercive child labor is reportedly employed in the harvest.

As investors, we believe it's prudent for our company to manage such risks by asking vendors to raise labor standards. A growing number of companies have adopted codes of conduct for suppliers, addressing such issues as child labor, forced labor, and freedom of association. A credible compliance program includes a public vendor code of conduct, effective monitoring, a strategy to improve supplier standards, a transparent verification process, and regular public reporting of progress.

Our company has indicated that it has a vendor compliance program, but it has chosen not to report publicly on the matter.

Resolved: Shareholders request the Board of Directors to:

1. Adopt and disclose a code of vendor conduct, based on the ILO standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138 and 182)

EXHIBIT D [513 Words]

Supply Chain Reporting Resolution
2010 - Abercrombie & Fitch Co.

Whereas: Over the past decade, reports of human rights violations in the overseas subsidiaries and suppliers of some US companies have exposed important labor challenges in the supply chain.

According to its 2009 annual report, our company imports goods from "approximately 210 vendors...primarily in Asia and Central and South America." Due to weaker regulation in those regions, our company could be exposed to risks from suppliers that may violate widely recognized international labor standards. Violations could threaten effective supply chain management and security of supply. They might also harm our company's reputation, damage brand value, or result in costly litigation.

In 2002, Abercrombie & Fitch Co. and several other United States companies settled a lawsuit brought by workers in the Northern Mariana Islands, who alleged they were mistreated while they worked for our company's vendors.

Similar future lapses in supply chain management could damage our company's corporate image and could have a negative impact on shareholder value. Risks could also arise in the supply chain for commodities like cotton. Recently several apparel companies have faced private pressure and public scrutiny from governments, the press, and trade unions over cotton their suppliers purchase from Uzbekistan, where coercive child labor is reportedly employed in the harvest.

As investors, we believe it is prudent for our company to manage such risks by asking vendors to raise labor standards. A growing number of companies have adopted codes of conduct for suppliers, addressing such issues as child labor, forced labor, and freedom of association. A credible compliance program includes a public vendor code of conduct, effective monitoring, a strategy to improve supplier standards, a transparent verification process, and regular public reporting of progress.

Our company has indicated that it has a vendor compliance program, but it has chosen not to report publicly on the matter.

Resolved: Shareholders request the Board of Directors to:

1. Adopt and disclose a code of vendor conduct, based on the International Labour Organization standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (International Labour Organization Conventions 87 and 98)
2. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (International Labour Organization Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (International Labour Organization Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (International Labour Organization Convention 29 and 105)
5. There shall be no use of child labor. (International Labour Organization Convention 138 and 182)

EXHIBIT E [504 Words]

Supply Chain Reporting Resolution
2010 - Abercrombie & Fitch Co.

Whereas: Over the past decade, reports of human rights violations in the overseas subsidiaries and suppliers of some US companies have exposed important labor challenges in the supply chain.

According to its 2009 annual report, our company imports goods from "approximately 210 vendors...primarily in Asia and Central and South America." Due to weaker regulation in those regions, our company could be exposed to risks from suppliers that may violate widely recognized international labor standards. Violations could threaten effective supply chain management and security of supply. They might also harm our company's reputation, damage brand value, or result in costly litigation.

In 2002, Abercrombie & Fitch Co. and several other United States companies settled a lawsuit brought by workers in the Northern Mariana Islands, who alleged they were mistreated while they worked for our company's vendors.

Similar future lapses in supply chain management could damage our company's corporate image and could have a negative impact on shareholder value. Risks could also arise in the supply chain for commodities like cotton. Recently several apparel companies have faced private pressure and public scrutiny from governments, the press, and trade unions over cotton their suppliers purchase from Uzbekistan, where coercive child labor is reportedly employed in the harvest.

As investors, we believe it is prudent for our company to manage such risks by asking vendors to raise labor standards. A growing number of companies have adopted codes of conduct for suppliers, addressing such issues as child labor, forced labor, and freedom of association. A credible compliance program includes a public vendor code of conduct, effective monitoring, a strategy to improve supplier standards, a transparent verification process, and regular public reporting of progress.

Our company has indicated that it has a vendor compliance program, but it has chosen not to report publicly on the matter.

Resolved: Shareholders request the Board of Directors to:

1. Adopt and disclose a code of vendor conduct, based on the International Labour Organization ("ILO") standards;
2. Establish an independent monitoring process that assesses adherence to these standards; and,
3. Prepare an annual report, at reasonable cost, omitting proprietary information, on adherence to the supplier code, the first such report to be completed by October 2010.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138 and 182)